UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GCI LIBERTY, INC.

(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)

Class B Common Stock, no par value (“Class B Common Stock”)

(Title of Class of Securities)

Class A Common Stock: 36164 V 305

Class B Common Stock: 36164 V 404

(CUSIP Number)

Barry A. Adelman, Esq.

Friedman Kaplan Seiler & Adelman LLP

1633 Broadway, 46th Floor

New York, NY 10019-6708

(212) 833-1107

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36164 V 305 CUSIP No. 36164 V 404

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) John W. Stanton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Class A Common Stock: 1,689,008.58(1)(2) Class B Common Stock: 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Class A Common Stock: 1,689,008.58(1)(2) Class B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 1,689,008.58(1) Class B Common Stock: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6% of Class A Common Stock(1) The Reporting Person no longer beneficially own any outstanding Class B Common Stock

14.	Type of Reporting Person (See Instructions) IN

(1) Represents ownership percentage following the completion of the Auto Conversion on March 8, 2018, and the Contribution and Split-Off transactions on March 9, 2018 (as such terms are defined below). Based on: (a) 32,848,000 shares of Class A-1 Common Stock and 3,047,000 shares of Class B-1 Common Stock actually issued and outstanding on February 23, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 28, 2018, each of which were converted into (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Cumulative Redeemable Preferred Stock, in the Auto Conversion that was completed as of 4:21 p.m., New York City time, on Thursday, March 8, 2018; and (b) 81,687,188 shares of Series A Liberty Ventures Common Stock actually issued and outstanding on January 31, 2018, as disclosed in the Liberty Interactive Corporation (“Liberty”) Annual Report on Form 10-K filed on March 1, 2018, each of which was redeemed in exchange for one share of the Issuer’s new Class A Common Stock in the Split-Off that was completed on or about 4:01 p.m., New York City time, on Friday, March 9, 2018, for a total (under both clauses (a) and (b)) of 104,301,038 outstanding shares of Issuer Class A Common Stock and 7,179,000 outstanding shares of Issuer Series A Cumulative Redeemable Preferred Stock. A separate Schedule 13D is being filed by the Reporting Persons with respect to their interest in shares of the Issuer’s new Series A Cumulative Redeemable Preferred Stock received by them in the Auto Conversion.

(2) The Voting Agreement, dated as of April 4, 2017 (the “Voting Agreement”), by and among Liberty, the Issuer and John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) contains provisions relating to the voting of the shares of Issuer’s capital stock acquired by the Reporting Persons pursuant to the Reorganization Agreement referred to below (the “Subject Shares”). In addition, such Voting Agreement contains certain transfer restrictions on the Subject Shares. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement.

CUSIP No. 36164 V 107 CUSIP No. 36164 V 206

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Theresa E. Gillespie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Class A Common Stock: 1,689,008.58(1)(2) Class B Common Stock: 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Class A Common Stock: 1,689,008.58(1)(2) Class B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 1,689,008.58(1) Class B Common Stock: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6% of Class A Common Stock(1) The Reporting Person no longer beneficially own any outstanding Class B Common Stock

14.	Type of Reporting Person (See Instructions) IN

(1) Represents ownership percentage following the completion of the Auto Conversion on March 8, 2018, and the Contribution and Split-Off transactions on March 9, 2018 (as such terms are defined below). Based on: (a) 32,848,000 shares of Class A-1 Common Stock and 3,047,000 shares of Class B-1 Common Stock actually issued and outstanding on February 23, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 28, 2018, each of which were converted into (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Cumulative Redeemable Preferred Stock, in the Auto Conversion that was completed as of 4:21 p.m., New York City time, on Thursday, March 8, 2018; and (b) 81,687,188 shares of Series A Liberty Ventures Common Stock actually issued and outstanding on January 31, 2018, as disclosed in the Liberty Interactive Corporation (“Liberty”) Annual Report on Form 10-K filed on March 1, 2018, each of which was redeemed in exchange for one share of the Issuer’s new Class A Common Stock in the Split-Off that was completed on or about 4:01 p.m., New York City time, on Friday, March 9, 2018, for a total number (under both clauses (a) and (b)) of 104,301,038 shares of Issuer Class A Common Stock and 7,179,000 shares of Issuer Series A Cumulative Redeemable Preferred Stock. A separate Schedule 13D is being filed by the Reporting Persons with respect to their interest in shares of the Issuer’s new Series A Cumulative Redeemable Preferred Stock received by them in the Auto Conversion.

(2) The Voting Agreement, dated as of April 4, 2017 (the “Voting Agreement”), by and among Liberty, the Issuer and John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) contains provisions relating to the voting of the shares of Issuer’s capital stock acquired by the Reporting Persons pursuant to the Reorganization Agreement referred to below (the “Subject Shares”). In addition, such Voting Agreement contains certain transfer restrictions on the Subject Shares. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement.

This Amendment No. 8 supplements and amends in certain respects (but is not a complete restatement of) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) on March 12, 2007, as previously amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on November 15, 2007, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on December 3, 2007, Amendment No. 3 thereto filed by the Reporting Persons with the Commission on November 9, 2010, Amendment No. 4 thereto filed by the Reporting Persons with the Commission on July 11, 2016, Amendment No. 5 thereto filed by the Reporting Persons with the Commission on April 6, 2017 (“Amendment No. 5”), Amendment No. 6 thereto filed by the Reporting Persons with the Commission on November 22, 2017, and Amendment No. 7 thereto filed by the Reporting Persons with the Commission on February 22, 2018  (as so previously amended, the “Schedule 13D”).  This Amendment No. 8 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

This Amendment No. 8 is being filed to report the beneficial ownership of the Reporting Persons in the Issuer’s Class A Common Stock and Class B Common Stock and to terminate the Reporting Person’s reporting obligations under Section 13(d) of the Exchange Act with respect thereto.  A separate Schedule 13D is being filed by the Reporting Persons with respect to their interest in shares of the Issuer’s new Series A Cumulative Redeemable Preferred Stock received by them in the Auto Conversion.

The Schedule 13D is supplemented and amended as follows:

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

The equity securities to which this Schedule 13D relates are as fol1ows:

1. GCI Liberty, Inc. Class A Common Stock, no par value (“Class A Common Stock”); and

2. GCI Liberty, Inc. Class B Common Stock, no par value (“Class B Common Stock”).

The issuer of the Class A Common Stock and Class B Common Stock (collectively, the “Company Securities”) is GCI Liberty, Inc. (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

All references to “Class A-1 Common Stock” in the Schedule 13D are hereby amended and replaced to refer to “Class A Common Stock,” all references to “Class B-1 Common Stock” in the Schedule 13D are hereby amended and replaced to refer to “Class B Common Stock.”

Item 4.  Purpose of Transaction.

Item 4 is supplemented and amended to include the following information:

As of 4:21 p.m., New York City time, on March 8, 2018, the Issuer effected the automatic conversion (the “Auto Conversion”) of its Class A-1 Common Stock and Class B-1 Common Stock (the “former Issuer common stock”) in accordance with the terms of the Issuer’s Amended and Restated Articles of Incorporation, pursuant to which holders of the former Issuer common stock received (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Cumulative Redeemable Preferred Stock, in exchange for each share of their former Issuer common stock.  On or about 8:00 a.m., New York City time, on March 9, 2018, Liberty Interactive Corporation (“Liberty”) acquired a controlling interest in the Issuer through a reorganization in which certain assets and liabilities attributed to Liberty’s Ventures Group were contributed to the Issuer in exchange for a controlling interest in the Issuer (as further described in Amendment No. 5 and as further defined below, the “Contribution”).  Following the completion of the Contribution at 4:01 p.m. New York City time, on March 9, 2018, Liberty completed the redemption of each outstanding share of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock in exchange for one share of the corresponding class of the new Issuer common stock (as further defined in Amendment No. 5, the “Split-Off”, and together with the GCI Reclassification (as described  in Amendment No. 7), the Auto Conversion and the Contribution, the “Transactions”).

The “Contribution” refers to certain of the transactions under the Reorganization Agreement (as defined in Amendment No. 5). Pursuant to the Reorganization Agreement, on March 9, 2018 certain assets and liabilities attributed to Liberty’s Ventures Group were contributed to the Issuer in exchange for (a) the issuance to Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty of (i) a number of shares of Issuer Class A Common Stock and a number of shares of Issuer Class B Common Stock equal to the number of outstanding shares of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures, and (iii) cash, and (b) the assumption of certain liabilities by the Issuer.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule D are amended and restated in their entirety to read as follows, Item 5(c) is supplemented and amended as follows, and item 5(e) is added as follows:

(a) and (b) The aggregate number and percentage of shares of new Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons following the completion of the Transactions on March 9, 2018 are 1,689,008.58 shares of Class A Common Stock, which shares constitute 1.6% of the outstanding Class A Common Stock of the Issuer, and 0 shares of Class B Common Stock.

(c) See Item 4 above, which is incorporated by reference into this Item 5(c), regarding the Reporting Persons becoming beneficial owners of the new Class A Common Stock.

In addition, on February 20, 2018, the Commissioner of the Department of Commerce, Community and Economic Development of the State of Alaska accepted for filing the amended and restated articles of incorporation which implements a reclassification of the Issuer contemplated by the Reorganization Agreement.  Pursuant to this reclassification, the name of the Issuer was changed from General Communication, Inc. to GCI Liberty, Inc., each outstanding share of General Communication, Inc. Class A Common Stock was automatically reclassified into one share of GCI Liberty, Inc. Class A-1 Common Stock and each outstanding share of General Communication, Inc. Class B Common Stock was automatically reclassified into one share of GCI Liberty, Inc. Class B-1 Common Stock.

(d) Not applicable.

(e)           The Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Class A Common Stock and the Issuer’s Class B Common Stock following the completion of the Transactions, on March 9, 2018. Therefore, this Amendment No. 8 will constitute the final amendment to this Schedule 13D and an exit filing for the Reporting Persons, and will terminate the obligations of the Reporting Person to further amend this Schedule 13D as of such date. A separate Schedule 13D is being filed by the Reporting Persons with respect to their interest in shares of the Issuer’s new Series A Cumulative Redeemable Preferred Stock.

Item 7.  Material to be filed as Exhibits

Item 7 of the Schedule 13D is supplemented by addition of the following exhibit:

1.             Joint Filing Agreement, dated March 9, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 9, 2018

Signature	/s/ John W. Stanton
John W. Stanton

Signature	/s/ Theresa E. Gillespie
Theresa E. Gillespie